SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

GOODRICH PETROLEUM CORP.
(Name of Issuer)

Common Stock, $.20 par value
(Title of Class of Securities)

382410 10 8
(CUSIP Number)

David J. Harris, Esq., 1775 I Street, N.W. Washington, D.C. 20006 (202) 261-3385
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  /_/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 165,300
	8	SHARED VOTING POWER 4,296,500
	9	SOLE DISPOSITIVE POWER 165,300
	10	SHARED DISPOSITIVE POWER 4,296,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,461,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,296,500
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,296,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,296,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%
14	TYPE OF REPORTING PERSON HC

ITEM 1.    Security and Issuer.

This Amendment No. 9 to Statement on Schedule 13D heretofore filed on June 4, 2001 is filed with respect to the shares of common stock, $.20 par value ("Common Stock"), of Goodrich Petroleum Corp. (the "Company"). The address of the Company is 815 Walker Street, Houston, Texas 77002. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (collectively the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

ITEM 3.   Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 9 is $1,701,000. The Shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired in the following manner:

Austin is the sole managing Member of ECH. Acting on behalf of ECH, Austin purchased, on March 13, 2004, a total of 420,000 shares of Common Stock from the H&Q Parties, for an aggregate consideration (exclusive of brokers' commissions) of $1,701,000, pursuant to the Purchase Agreement described in Amendment No. 7 to this Schedule 13D. The primary source of the funds for these purchases was available funds of ECH.

All dollar amounts are in United States dollars.

Item 5.   Interest in Securities of the Issuer.

(a) Austin is the beneficial owner of 4,461,800 shares (24.1% based on the 18,506,354 shares of Common Stock outstanding as of April 9, 2004 as reported in the Company's Annual Report on Form 10-K filed on April 14, 2004) of the Common Stock, in his personal capacity, as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 4,296,500 shares of Common Stock (23.2% based on the 18,506,354 shares of Common Stock outstanding as of April 9, 2004, as reported in the Company's Annual Report on Form 10-K filed on April 14, 2004).

(b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 165,300 shares of the Common Stock. As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to direct the disposition of the 4,296,500 shares of the Common Stock held by ECH.

(c) No transactions in the shares of Common Stock have been effected by the Reporting Person in the preceding 60 days, except that ECH purchased an aggregate of 420,000 shares for a purchase price of $4.050 per share from the H&Q Parties on April 13, 2004, pursuant to the Purchase Agreement described in Amendment No. 7 to this Schedule 13D.

(d) No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 20, 2004                                           /s/ Josiah T. Austin
                                                           Josiah T. Austin,
                                                            Individually and as Sole Managing Member of ECH.